UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

Amarin Corporation plc

(Name of Issuer)

Ordinary Shares, 50 pence par value per share

(Title of Class of Securities)

02311107

(CUSIP Number)

Nathalie Auber Sofinnova Ventures, Inc. 140 Geary Street, 10th Floor San Francisco, CA 94108 (415) 228-3393

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02311107	Page 1 of 25

1	NAMES OF REPORTING PERSONS. Sofinnova Venture Partners VII, L.P. (“Sofinnova”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7

SOLE VOTING POWER

14,086,958*, except that Sofinnova Management VII, L.L.C. (“SMVII”), the general partner of Sofinnova, may be deemed to have shared voting power, and Michael F. Powell, Ph.D. (“Powell”), James I. Healy, M.D., Ph.D. (“Healy”), and Eric P. Buatois (“Buatois”), the managing members of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

14,086,958*, except that SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,086,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.77%**
14	TYPE OF REPORTING PERSON (See instructions) PN

*Includes 3,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA (as defined below) as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 2 of 25

1	NAMES OF REPORTING PERSONS. Sofinnova Management VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,086,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.77%**
14	TYPE OF REPORTING PERSON (See instructions) OO

*Includes 3,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 3 of 25

1	NAMES OF REPORTING PERSONS. Michael F. Powell, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Powell, Healy and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,086,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.77%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 3,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 4 of 25

1	NAMES OF REPORTING PERSONS. Dr. James I. Healy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Healy, Powell and Buatois, the managing members of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Healy, Powell and Buatois, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,086,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.77%**
14	TYPE OF REPORTING PERSON (See instructions) IN

 *Includes 3,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 5 of 25

1	NAMES OF REPORTING PERSONS. Eric P. Buatois
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French Citizen / U.S. Permanent Resident
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared voting power, and Buatois, Healy and Powell, the managing members of SMVII, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER
10

SHARED DISPOSITIVE POWER

14,086,958*, which are owned directly by Sofinnova. SMVII, the general partner of Sofinnova, may be deemed to have shared dispositive power, and Buatois, Healy and Powell, the managing members of SMVII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,086,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.77%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 3,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 6 of 25

1	NAMES OF REPORTING PERSONS. Caduceus Private Investments III, LP (“Caduceus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7

SOLE VOTING POWER

13,631,051*, except that OrbiMed Capital GP III LLC (“OrbiMed Capital”), the general partner of Caduceus, may be deemed to have shared voting power, and Samuel D. Isaly (“Isaly”), the managing partner of OrbiMed Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

PERSON WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

13,631,051*, except that OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,631,051*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.33%**
14	TYPE OF REPORTING PERSON (See instructions) PN

 *Includes 3,466,981 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 7 of 25

1	NAMES OF REPORTING PERSONS. OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

13,631,051*, which are owned directly by Caduceus. OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

13,631,051*, which are owned directly by Caduceus. OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,631,051*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.33%**
14	TYPE OF REPORTING PERSON (See instructions) OO

*Includes 3,466,981 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 8 of 25

1	NAMES OF REPORTING PERSONS. OrbiMed Associates III, LP (“OrbiMed”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7

SOLE VOTING POWER

129,821*, except that OrbiMed Advisors LLC (“OrbiMed Advisors”), the general partner of OrbiMed, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

PERSON WITH	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

129,821*, except that OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,821*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%**
14	TYPE OF REPORTING PERSON (See instructions) PN

*Includes 33,019 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 9 of 25

1	NAMES OF REPORTING PERSONS. OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8

SHARED VOTING POWER

129,821*, which are owned directly by OrbiMed. OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

WITH	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

129,821*, which are owned directly by OrbiMed. OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,821*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%**
14	TYPE OF REPORTING PERSON (See instructions) OO

*Includes 33,019 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 10 of 25

1	NAMES OF REPORTING PERSONS. Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

13,760,872*, of which (i) 13,631,051 are owned directly by Caduceus, and OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to vote such shares, and (ii) 129,821 shares are owned directly by OrbiMed, and OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared voting power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to vote such shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

13,760,872*, of which (i) 13,631,051 are owned directly by Caduceus, and OrbiMed Capital, the general partner of Caduceus, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Capital, may be deemed to have shared power to dispose of such shares, and (ii) 129,821 shares are owned directly by OrbiMed, and OrbiMed Advisors, the general partner of OrbiMed, may be deemed to have shared dispositive power, and Isaly, the managing partner of OrbiMed Advisors, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,760,872*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.45%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 3,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 11 of 25

1	NAMES OF REPORTING PERSONS. Longitude Venture Partners, L.P. (“Longitude”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, L.P. (“Longitude Capital Associates ”), except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital Partners, LLC (“Longitude Capital”), the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Patrick Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker”), the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	8	SHARED VOTING POWER See response to row 7 and response to Item 5(b).
9

SOLE DISPOSITIVE POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,336,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%**
14	TYPE OF REPORTING PERSON (See instructions) PN

*Includes 1,750,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 12 of 25

1	NAMES OF REPORTING PERSONS. Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,336,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%**
14	TYPE OF REPORTING PERSON (See instructions) OO

*Includes 1,750,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 13 of 25

1	NAMES OF REPORTING PERSONS. Patrick Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,336,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 1,750,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 14 of 25

1	NAMES OF REPORTING PERSONS. Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,336,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 1,750,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 15 of 25

1	NAMES OF REPORTING PERSONS. Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared voting power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to vote these shares. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

6,336,958*, of which 6,233,797 are owned directly by Longitude and 103,161 are owned directly by Longitude Capital Associates, except that Longitude Capital Associates and Longitude, as affiliates, with respect to the shares of the other, and Longitude Capital, the general partner of Longitude and Longitude Capital Associates, may be deemed to have shared dispositive power, and Enright and Bakker, the managing members of Longitude Capital, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,336,958*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.30%**
14	TYPE OF REPORTING PERSON (See instructions) PN

 *Includes 1,750,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 16 of 25

1	NAMES OF REPORTING PERSONS. Fountain Healthcare Partners Fund 1, L.P. (“Fountain”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

7,717,391*, which are directly owned by Fountain. Fountain Healthcare Partners Ltd. (“Fountain Partners”), the general partner of Fountain, and each of Manus Rogan (“Rogan”), a managing partner of Fountain Partners, Aidan King (“King”), a managing partner of Fountain Partners, Ena Prosser (“Prosser”), a partner of Fountain Partners, and Justin Lynch (“Lynch”), a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,391*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%**
14	TYPE OF REPORTING PERSON (See instructions) PN

*Includes 2,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 17 of 25

1	NAMES OF REPORTING PERSONS. Fountain Healthcare Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,391*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%**
14	TYPE OF REPORTING PERSON (See instructions) OO

*Includes 2,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 18 of 25

1	NAMES OF REPORTING PERSONS. Manus Rogan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,391*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 2,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 19 of 25

1	NAMES OF REPORTING PERSONS. Aidan King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,391*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 2,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 20 of 25

1	NAMES OF REPORTING PERSONS. Ena Prosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,391*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 2,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

CUSIP No. 02311107	Page 21 of 25

1	NAMES OF REPORTING PERSONS. Justin Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8

SHARED VOTING POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared voting power. Also see response to Item 5(b).

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

7,717,391*, which are directly owned by Fountain. Fountain Partners, the general partner of Fountain, and each of Rogan, a managing partner of Fountain Partners, King, a managing partner of Fountain Partners, Prosser, a partner of Fountain Partners, and Lynch, a venture partner and chief financial officer of Fountain Partners, may be deemed to have shared dispositive power.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,717,391*. Also see response to Item 5(a).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%**
14	TYPE OF REPORTING PERSON (See instructions) IN

*Includes 2,500,000 Ordinary Shares represented by American Depositary Shares which are issuable upon exercise of warrants of the Issuer that are currently exercisable.

**Based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

22

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D relates to the beneficial ownership of ordinary shares, 50 pence par value per share (each, an “Ordinary Share,” and, collectively, the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each ordinary share represented by one American Depositary Share (each, an “ADS,” and, collectively, the “ADSs ”). The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”). The “Reporting Persons” include: Sofinnova Venture Partners VII, L.P. (“Sofinnova”), Sofinnova Management VII, L.L.C., Michael F. Powell, Ph.D., James I. Healy, M.D., Ph.D., Eric P. Buatois, Caduceus Private Investments III, LP (“Caduceus”), OrbiMed Capital GP III LLC, OrbiMed Associates III, LP (“OrbiMed”), OrbiMed Advisors LLC, Samuel D. Isaly, Longitude Venture Partners, L.P. (“Longitude”), Longitude Capital Partners, LLC, Patrick Enright, Juliet Tammenoms Bakker, Longitude Capital Associates, L.P. (“Longitude Capital Associates”), Fountain Healthcare Partners Fund 1, L.P. (“Fountain”), Fountain Healthcare Partners Ltd., Dr. Manus Rogan, Aidan King, Ena Prosser and Justin Lynch. This Amendment No. 2 to Schedule 13D supplements or amends and restates Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Persons on July 8, 2009, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on July 27, 2009 (the “Schedule 13D”), to update the information contained therein as a result of the closing of the 2009 SPA (as defined below). Except as set forth below, this Amendment No. 2 to Schedule 13D does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 2 to Schedule 13D have the meanings ascribed to them in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to reflect that (i) Eric P. Buatois is a French citizen and permanent U.S. resident and (ii) Juliet Tammenoms Bakker is a U.S. citizen. Except as described in the foregoing sentence, Item 2 does not supplement, restate or amend any of the other information disclosed in Item 2 of the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the following:

With respect to purchases pursuant to the 2009 SPA:

Sofinnova used working capital in the aggregate amount of $7,000,000 to fund the purchase of its 7,000,000 Units (as defined below).

Caduceus used working capital in the aggregate amount of $6,933,962 to fund the purchase of its 6,933,962 Units.

OrbiMed used working capital in the aggregate amount of $66,038 to fund the purchase of its 66,038 Units.

Longitude used working capital in the aggregate amount of $3,431,226 to fund the purchase of its 3,431,226 Units.

Longitude Capital Associates used working capital in the aggregate amount of $68,774 to fund the purchase of its 68,774 Units.

Fountain used working capital in the aggregate amount of $5,000,000 to fund the purchase of its 5,000,000 Units.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as set forth below:

On October 12, 2009, the Issuer, Caduceus, OrbiMed, Sofinnova, Longitude, Longitude Capital Associates and Fountain (the “2009 Purchaser Reporting Persons”) and the other purchaser parties to the 2009 SPA (the “Other 2009 Purchasers,” collectively with the 2009 Purchaser Reporting Persons, the “2009 Investors” and each, individually, a “2009 Investor”) entered into a Securities Purchase Agreement (the “2009 SPA”) pursuant to which the Issuer agreed to sell an aggregate of 66.4 million units (each a “Unit”) for an aggregate purchase price of $66.4 million and to issue 4.0 million Units to certain of its creditors in consideration for the conversion of $3.6 million principal amount of convertible bridge notes. The 2009 Purchaser Reporting Persons agreed to purchase an aggregate of 22,500,000 Units. The 2009 SPA closed on October 16, 2009. Each Unit consists of one ADS and one warrant (each a “Warrant”) to purchase 0.50 of an ADS. The Warrants have a five year term and an exercise price of $1.50 per ADS. The Warrants are currently exercisable, provided however, that, at the election of a 2009 Investor, the Warrant of such 2009 Investor could provide that the maximum number of Ordinary Shares purchaseable under the Warrant upon its exercise would be limited such that after such exercise such 2009 Investor and its affiliates, in the aggregate, would own less than a specified maximum percentage of the outstanding Ordinary Shares of the Issuer. If the 2009 Investor elected to have its Warrant specify a maximum percentage, the cap may be increased or waived at the election of a 2009 Investor but such increase or waiver will not be effective until the 61st day after notice thereof is received by the Issuer. None of the 2009 Purchaser Reporting Persons elected to be subject to a maximum percentage. The number of Units acquired, and amounts paid, by each of the 2009 Purchaser Reporting Persons as part of the 2009 SPA are set forth in Item 3 above.

23

Pursuant to the terms of the 2009 SPA, and subject to certain terms and exceptions as described in the 2009 SPA, each 2009 Investor has a right of first refusal to purchase up to its pro rata share (based on the number of Units purchased by such 2009 Investor pursuant to the 2009 SPA divided by the aggregate number of Units sold under the 2009 SPA) of any offering by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock of the Issuer.

Under the terms of the 2009 SPA, the Issuer agreed to file a registration statement within 60 days of the closing of the 2009 SPA covering the Ordinary Shares included in the Units and the Ordinary Shares issuable upon exercise of the Warrants included in the Units and to cause such registration statement to become effective within 90 days after the filing thereof (or 120 days in the event of a review of the registration statement by the SEC). The 2009 Investors also have piggy-back registration rights, subject to the terms and conditions described in the 2009 SPA, with respect to certain offerings by the Issuer.

Coincident with the closing under the 2009 SPA, all of the Issuer’s Preference Shares, including those held by Sofinnova, Caduceus, Orbimed and Longitude and the other holders thereof, were converted into Ordinary Shares on a one-for-one basis. As a result, the rights attributable to the Preference Shares, including the right to elect four members of the board of directors of the Issuer (the “Board”), were terminated. The investors party to the Securities Purchase Agreement with the Issuer, dated May 13, 2008 (the “2008 SPA”), which include Sofinnova, Caduceus, Orbimed, Longitude and Fountain and was previously disclosed by the Reporting Persons in the Schedule 13D, also agreed to (i) waive any preemptive rights they had with respect to the issuance of the Units under the 2009 SPA, (ii) the termination of the Second Tranche contemplated by the 2008 SPA and (iii) the termination of their right of first refusal to purchase up to their pro rata share of any offering by the Issuer of Ordinary Shares or any other class or series of capital stock, or any other security convertible into or exchangeable for Ordinary Shares or any other class or series of capital stock, and (iv) the termination of their registration rights under the 2008 SPA. As a result of the termination of foregoing rights, and the transactions reported in this Schedule 13D, the Schedule 13D filed by the Reporting Persons and the other reporting persons included therein with the Securities and Exchange Commission on May 29, 2008 (the “2008 Schedule 13D”) has been superseded. The reporting persons in the 2008 Schedule 13D no longer constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In connection with the transactions contemplated by the 2009 SPA, the Issuer, the 2009 Purchaser Reporting Persons and certain of the Other 2009 Purchasers entered into a Management Rights Deed of Agreement (the “Management Agreement”), pursuant to which the Issuer agreed to cause the Board to nominate for election to the Board (i) one director designated by each of (x) Caduceus (and its affiliates, including Orbimed), (y) Sofinnova (and its affiliates) and (z) Fountain (and its affiliates), for so long as such party (each a “Lead Investor” and together, the “Lead Investors”) and its affiliates, in the aggregate, beneficially owns a number of Ordinary Shares equal to at least 50% of the Ordinary Shares purchased by it under the 2009 SPA, (ii) two independent directors designated by the Lead Investors, for so long as the Lead Investors and their respective affiliates beneficially own in the aggregate a number of Ordinary Shares equal to at least 25% of the outstanding Ordinary Shares of the Issuer and (iii) a director designated by Abingworth LLP and its affiliates (“Abingworth”), for so long as Abingworth beneficially owns in the aggregate a number of Ordinary Shares equal to at least 5% of the outstanding Ordinary Shares of the Issuer. Each of the 2009 Purchaser Reporting Persons and the Other 2009 Purchasers party to the Management Agreement agreed to vote all Ordinary Shares and ADSs held by such 2009 Purchaser Reporting Person or Other 2009 Purchaser in favor of the election to the Board of the directors designated by the Lead Investors and Abingworth.

In accordance with the terms of the 2009 SPA and the Management Agreement, Dr. James Healy, as the designee of Sofinnova, and Dr. Carl L. Gordon, as the designee of Caduceus and Orbimed, continued as members of the Board and Manus Rogan, as the designee of Fountain, and Dr. Joseph Anderson, as the designee of Abingworth, were appointed by the Board to fill vacant Board seats. Although they have not yet done so, the Lead Investors have the right to designate the two independent directors for election or appointment to the Board at any time.

As a closing condition to the 2009 SPA, the Issuer agreed to enter into severance, retention and/or employment agreements with certain officers and employees that were satisfactory to the Lead Investors, Longitude and Abingworth. Following the closing of the 2009 SPA, Dr. William Mason, Dr. John Climax and Anthony Russell-Roberts resigned as members of the Board, Thomas Lynch stepped down as chief executive officer of the Issuer, but continues as Chairman of the Board, and Dr. Declan Doogan assumed the role of interim chief executive officer of the Issuer. In addition, the Issuer entered into Compromise Agreements with ten employees, including Alan Cooke, chief financial officer of the Issuer, pursuant to which each such employee will be terminated on the future date set forth in his Compromise Agreement.

The foregoing descriptions of the 2009 SPA and Management Agreement are each qualified in their entirety by the 2009 SPA and Management Agreement which are included hereto as Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

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The Reporting Persons purchased the Units for investment purposes. Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The percentages of beneficial ownership set forth below are based on 98,801,974 Ordinary Shares outstanding following the closing of the 2009 SPA as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 19, 2009.

(a)Please see rows 7-11 and 13 of the cover page for each Reporting Person.

The Reporting Persons may be deemed to beneficially own in the aggregate 41,902,179 Ordinary Shares, which includes 11,250,000 Ordinary Shares represented by ADSs which are issuable upon the exercise of Warrants that are currently exercisable, or 38.07% of the outstanding Ordinary Shares of the Issuer (including, for purposes of this calculation, the Ordinary Shares represented by the ADSs issuable upon exercise of the Warrants held by the Reporting Persons). Although the Reporting Persons acknowledge that they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by each of the other Reporting Persons.

The 2009 Purchaser Reporting Persons and the Other 2009 Purchasers party to the Management Agreement beneficially own in the aggregate 87,328,656 Ordinary Shares, which includes 25,895,878 Ordinary Shares represented by ADSs which are issuable upon the exercise of Warrants that are currently exercisable, or 70.03% of the outstanding Ordinary Shares of the Issuer (including, for purposes of this calculation, the Ordinary Shares represented by the ADSs issuable upon exercise of the 25,895,878 Warrants). As a result of the Management Agreement, some or all of the parties thereto may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each of the 2009 Purchaser Reporting Persons disclaims beneficial ownership of Ordinary Shares beneficially owned by any of the Other 2009 Purchasers party to the Management Agreement.

The name and beneficial ownership, to the knowledge of the Reporting Persons, of the Other 2009 Purchasers party to the Management Agreement is as set forth in the table below:

Name	Ordinary Shares Beneficially Owned (including warrants that such party may hold)	Percentage
Abingworth Bioventures V L.P.	11,250,000	10.97%
Abingworth Bioventures V Co-Invest Growth Equity Fund LP	11,250,000	10.97%
Abingworth Bioequities Master Fund Limited	3,000,000	3.01%
Boxer Capital LLC	4,875,000	4.85%
David Brabazon	561,666	0.57%
Thomas G. Lynch	1,680,802	1.70%
Dr. Simon Kukes	1,934,009	1.95%
Stichting Depositary APG Developed Markets Equity Pool	10,875,000	10.62%

(b) Please see rows 7-11 and 13 of the cover page for each Reporting Person.

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In addition, please see the description of the Management Agreement in Item 4 above.

(c) Except as described in this Schedule 13D, during the last sixty days, none of the Reporting Persons has effected a transaction involving the Ordinary Shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented to include the following:

Please see the descriptions of the 2009 SPA and the Management Agreement above which are incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
Exhibit A (1)	Agreement of Joint Filing
Exhibit B (2)	Securities Purchase Agreement, dated May 13, 2008
Exhibit C (3)	Securities Purchase Agreement, dated October 12, 2009
Exhibit D*	Management Rights Deed of Agreement

 * Filed herewith.

(1) Incorporated by reference to Exhibits A of the Schedule 13D filed by the Reporting Persons on July 8, 2009.

(2) Incorporated by reference to Exhibit 4.81 of the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 19, 2008.

(3) Incorporated by reference to Exhibit 4.94 of the Issuer’s Form 20-F filed with the Securities and Exchange Commission on October 22, 2009.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2009

SOFINNOVA VENTURE PARTNERS VII, L.P.

a Delaware Limited Partnership

By: Sofinnova Management VII, L.L.C.

a Delaware Limited Liability Company

Its: General Partner

By: /s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.

a Delaware Limited Liability Company

By: /s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

JAMES I. HEALY, M.D., PH.D.

By: /s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

MICHAEL F. POWELL, PH.D.

By: /s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

ERIC P. BUATOIS

By: /s/ Natalie Auber

Name: Natalie Auber

Title: Attorney-in-Fact

CADUCEUS PRIVATE INVESTMENTS III, LP

a Delaware Limited Partnership

By: OrbiMed Capital GP III LLC

a Delaware Limited Liability Company

Its: General Partner

By: /s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED CAPITAL GP III LLC

a Delaware Limited Liability Company

By: /s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

SAMUEL D. ISALY

By: /s/ Samuel D. Isaly

Name: Samuel D. Isaly

ORBIMED ASSOCIATES III, LP

a Delaware Limited Partnership

By: OrbiMed Advisors LLC

a Delaware Limited Liability Company

Its: General Partner

By: /s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

ORBIMED ADVISORS LLC

a Delaware Limited Liability Company

By: /s/ Samuel D. Isaly

Name: Samuel D. Isaly

Title: Managing Partner

 LONGITUDE VENTURE PARTNERS, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: /s/ Patrick Enright

Name: Patrick Enright

Title: Managing Manager

LONGITUDE CAPITAL PARTNERS, LLC

a Delaware Limited Liability Company

By: /s/ Patrick Enright

Name: Patrick Enright

Title: Managing Manager

PATRICK ENRIGHT

By: /s/ Patrick Enright

Name: Patrick Enright

JULIET TAMMENOMS BAKKER

By: /s/ Juliet Tammenoms Bakker

Name: Juliet Tammenoms Bakker

LONGITUDE CAPITAL ASSOCIATES, L.P.

a Delaware Limited Partnership

By: Longitude Capital Partners, LLC

a Delaware Limited Liability Company

Its: General Partner

By: /s/ Patrick Enright

Name: Patrick Enright

Title: Managing Manager

FOUNTAIN HEALTHCARE PARTNERS FUND 1, L.P.

an Irish Limited Partnership

By: Fountain Healthcare Partners Ltd.

an Irish Limited Company

Its: General Partner

By: /s/ Manus Rogan

Name: Manus Rogan

Title: Managing Partner

FOUNTAIN HEALTHCARE PARTNERS LTD.

an Irish Limited Company

By: /s/ Manus Rogan

Name: Manus Rogan

Title: Managing Partner

MANUS ROGAN

By: /s/ Manus Rogan

Name: Manus Rogan

AIDAN KING

By: /s/ Aidan King

Name: Aidan King

ENA PROSSER

By: /s/ Ena Prosser

Name: Ena Prosser

JUSTIN LYNCH

By: /s/ Justin Lynch

Name: Justin Lynch